FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated September 12, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   September 12, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

BRF
BRASIL FOODS


batavo
PERDIX
CHESTER
Naturis
Soja

BRF

Morgan Stanley Conference
September 2011

Elcio Ito
Edina Biava

The results of the second quarter 2011 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

On July 13 2011, the Administrative Council for Economic Defense - CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.

BRF at a glance


PETISCOS
Qualy
Sadia
Chicken Nuggets
MORTADELA
Ouro
PERDIX
Pense
Light
Elegê
Leite em Pó

Mission, Vision and Values

Mission

To be a part of people's lives by offering tasty foods, with high quality, innovation and at affordable prices anywhere in the world.

Vision

To be one of the leading food companies in the world, admired for its brands, innovation and results, contributing to a better and sustainable world.

Values

Our values represent the basis for the development of our businesses.

- **Integrity** as the basis of any relationship
- **Focus on Consumer** is a fundamental ingredient for our success
- **Respect for people** makes us even stronger
- **Developing people** is fundamental to sustain our growth
- **High Performance** is what we strive for permanently
- **Quality** in our products and **Excellence** in our processes
- Constant **Innovative Spirit**
- **Sustainable Growth**
- **Global Vision, Local Agility**
- **Commitment to diversity** and the acceptance of differences

We are...

One of the largest
Brazilian food companies

Largest poultry exporter in the World

Second largest meat exporter in the World

Responsible for 9% of the global protein trade

One of the largest
food companies in the World (market cap)

BRF at a glance

R$23 billion of net sales in 2010 (40% Exports)

Annual production 4.8 million tons of food

More than 3,000 SKUs with strong brands

Slaughter 6.7 million heads of poultry/day

39,300 heads of pork + cattle/day

2 million tons of dairy

113,000 employees

63 unit plants

A global leader

GLOBAL SCALE

- Largest company in processed and frozen products in Brazil
- Largest poultry exporter in the world
- Largest protein company in the world by market capitalization

DISCIPLINED FINANCIAL PRACTICES

- Robust risk management framework
- Adequate available liquidity
- Strong historical growth never jeopardized leverage levels

SUSTAINABLE GROWTH

- Growth driven by long-term strategic plan
- Diversified product portfolio holding key market share positions
- Highly recognized brands in Brazil and in international markets

CORPORATE GOVERNANCE

- Adherence to the highest corporate governance standards
- SEC registered; Sarbanes-Oxley compliance
- Listed in Bovespa for 30 years and in the NYSE for 10 years
- Economic, social and environmental sustainability

Sustainable growth track record



BRF
Gross Sales
R$ million
CAGR (2005-2010)
34.9%
5,873
batavo
6,106
Plusfood
Offering
R$ 0,8bi
NEW MARKET
Beef
7,789
Becel
Doriana
Offering
R$ 0,9bi
Elegê
13,161
Offering
R$ 5.3bi
Sadia
24,426*
26,033
2005
2006
2007
2008
2009
2010

* pro-forma 2009 gross sales

BRF: the only “farm to plate” Company

BRF



UPSTREAM



DOWNSTREAM

Integrated business model

Unique circumstances for expansion (climate, land and water)

Self sufficiency raw material

Domestic Market	Foreign Market
Distribution Capilarity **500,000** deliveries per month **150,000** clients **98%** of population attended	Focus on value added products

Domestic Market	Foreign Market
Full fledged brand Company Sadia batavo Elegê	Continue to grow and expand branding, development and distribution

Solid Structure in the Domestic Market

BRF

:: Plants across **Brazil** out of the Amazon region

:: The **only** company with a nationwide distribution network for refrigerated products in Brazil

:: **60** unit plants



RR
AP
AM
1/1
PA
2/1
MA
2/1
CE
1/1
RN
PB
1/-
PE
2/1
PI
1/1
AL
SE
AC
1/-
RO
1/-
TO
MT
1/1
BA
1/-
4/1
DF
GO
4/1
2/1
MG
3/2
ES
1/1
MS
1/-
-/1
SP
4/1
5/5
RJ
1/1
5/1
PR
2/5
4/2
SC
9/3
3/1
RS
6/1
Sadia
Plants
Offices/Distribution Center

With strong position in Global Markets


D
D
D

We reach
140 countries
5,000 clients

24 commercial offices abroad

3 plants abroad

- Brand Leader and Top of Mind
- Brand in high development
- Brand in initial stage of development
- D Own Distribution

Exports

TOP OF MIND IN MIDDLE EAST
TOP OF MIND IN RUSSIA

CADE

Consolidated data 2010	DIVESTMENT	BRANDS SUSPENDED	TOTAL IMPACT
TCD - Volume thousand tons	**456**	**246**	**702**
In-Natura	52	2	54
Elaborated + Processed	341	241	582
Commemorative Products	12	2	15
Margarines	51	0	51
TCD as a % of BRF in the domestic market (3,756 thousand tons)	12.1%	6.5%	18.7%
TCD as a % of total BRF Pre -TCD (6,062 thousand tons)	7.5%	4.1%	11.6%

TCD - NOR MMR$	**1,726**	**1,241**	**2,967**
In-Natura	221	7	227
Elaborated + Processed	1,275	1,213	2,488
Commemorative Products	70	21	91
Margarines	161	0	161
TCD as a % of BRF in the domestic market (R$13,515 MM)	12.8%	9.2%	21.9%
TCD as a % of total BRF Pre -TCD (R$22,681 MM)	7.6%	5.5%	13.1%

Market Size

We are part of 28 out of 30 perishable categories covered by Nielsen

Specialty meats


R$ 18 bi
10/09:22.0%

Frozen meats


R$ 2.8 bi
10/09: 15.3%

Pastas


R$ 647 mi
10/09: 25.8%

Frozen pizzas


R$ 551 mi
10/09: 14.4%

Dairy products


R$ 4.4 bi
10/09: 9.9%

Margarine


R$ 2.3 bi
10/09: 2.7%

Desserts


Snacks


Cheese/ UHT


In- Natura


Soy base processed


Vegetables


Source: AC Nielsen/BRF - 2010

Positive Brazilian Outlook

Real income growth (%)



6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.2
1.2
4.8
3.2
2.2
2.8
3.0
Total Wages: +6%
2004
2005
2006
2007
2008
2009
2010

Consumption of processed meat kg/per capita/year (indexes – Brasil = 100)



100
123
229
291
341
386
420
623
700
Brazil
Mexico
Bulgary
Slovakia
Spain
USA
France
United Kingdon
Germany

Opportunities through social ascencion



AB
13.0%
C
44.0%
12.5%
D
30.5%
E
26 million people
AB
15.5%
C
52.0%
14.0%
D
18.5%
E

+ 6 million people in classes AB

Expectation of 36 million people migrating to ABC within the next 5 years

Source: IBGE, MTE, AC Nielsen, FGV.

Food Service

Retail x Food services (Sell in)
Market Brazil, R$ billion


11.7%
14.4%
12.7%
16.5%
67
22
79
26
91
30
100
34
106
39
110
43
123
50
144
58
159
64
179
75
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
25% 25% 24% 25% 27% 28% 29% 29% 29% 30%

Share relating to “eating out” (% participation)

Brazilian food services markets increase over retail and consumer expenditure and already represents 31% of total expenditure with food

Source: ABIA

2Q11 Results


Elegê
batavo
Miss Daisy
Sadia
OURO
mortadela
PERDIGÃO
Se é de coração, é de verdade.

Highlights

- ✓ CADE's approval
- ✓ Very positive operating performance
- ✓ Continuity of synergies capture
- ✓ Record EPS
- ✓ Record 2Q EBITDA margin

Net Sales- Continuous Growth


R$ million
19.3%
△973
5,047
6,020
59%
DS
60%
DS
41%
E
40%
E
13.8%
△1,137
5,532
6,294
57%
DS
59%
DS
43%
E
41%
E
16.4%
△1,735
10,579
12,314
59%
DS
58%
DS
41%
E
42%
E
Domestic
Export
1Q
2Q
1H
2010
2011

Q2 2011 Results

R$ million

Gross Profit


24.4%
24.8%
1,350
1,561
2Q10
2Q11
Gross Profit
Gross Margin

EBITDA


11.1%
12.5%
614
786
2Q10
2Q11
EBITDA
EBITDA Margin

EBIT


6.4%
8.1%
352
513
2Q10
2Q11
EBIT
EBIT Margin

Net Income


3.1%
7.9%
171
498
2Q10
2Q11
Net Income
Net Margin

EBITDA

R$ million



10.9%
8.2%
7.1%
11.1%
12.5%
average
9.9%
166
233
374
614
786
2Q07
2Q08
2Q09 *
2Q10
2Q11
EBITDA
EBITDA Margin

•2Q09 unaudited proforma
2Q07 and 2Q08 do not include Sadia
2Q10 and 2Q11 include Sadia.

EBIT (Breakdown by Markets)

R$ million



Domestic Market
50 bps
7.8%
8.3%
245
308
2Q10
2Q11



Export Market
340 bps
4.5%
7.9%
107
205
2Q10
2Q11



Total
170 bps
6.4%
8.1%
352
513
2Q10
2Q11

Earnings per Share



0.26
0.28
0.92
1.01
274%
0.27
1H2010
2008
2009
2010
1H2011

Highlights 2Q11

R$ million

HIGHLIGHTS	2Q11	2Q10	% CH.
Net Sales	6,294	5,532	14%
Domestic Market	3,700	3,157	17%
Exports	2,594	2,374	9%
Gross Profit	1,561	1,350	16%
Gross Margin	*24.8%*	*24.4%*	*40 bps*
EBIT	513	352	46%
Net Income	498	171	190%
Net Margin	*7.9%*	*3.1%*	*480 bps*
EBITDA	786	614	28%
EBITDA Margin	*12.5%*	*11.1%*	*140 bps*
Earnings per Share[1]	0.57	0.20	190%

[1] Consolidated earnings per share (in R$), excluding treasury shares

COGS and SG&A Reduction (2Q11/2Q10)


COGS/Net Sales
75.6%
-40 bps
75.2%
2Q10
2Q11


SG&A/ Net Sales
17.2%
-140 bps
15.8%
Includes Integration Expenses R$:28Mi
2Q10
2Q11

Wholesale Price Evolution

R$/60kg bag

Soybean

Ponta Grossa - PR





55
50
45
40
35
30
47.61
49.09
jan feb mar apr may jun jul aug sep oct nov dec
2010
2011

Ch. (%)

2Q11/2Q10	25.9
2Q11/2Q11	-7.6

Corn

Cascavel - PR





30
25
20
15
10
25.74
23.26
jan feb mar apr may jun jul aug sep oct nov dec
2010
2011

Ch. (%)

2Q11/2Q10	71.1
2Q11/2Q11	8.0

Synergies

	2Q11
Synergies	R$ 175 million
Upfront expenses	(R$ 28 million)
Income tax/ Others	(R$ 59 million)
Net Synergies	**R$ 88 million**



Realization of Synergies
350
300
250
200
150
100
50
0
250
104
62
147
88
251
150
1Q11
2Q11
1H11
Guidance 2011
Impact after upfront expenses
Impact after upfront expenses and income tax/ others.

Net Debt/ EBITDA

R$ million


2.5x
1.9x
1.4x
1.3x
1.1x
4,199
3,807
3,634
3,814
3,504
2Q10
3Q10
4Q10
1Q11
2Q11
Net Debt
Net Debt/Ebitda

EBITDA LTM

Debt Profile

R$ Million	06.30.2011			12.31.2010	
Debt	**Current**	**Noncurrent**	**Total**	**Total**	**% Ch.**
Local Currency	1.857	1.606	3.462	3.216	8%
Foreing Currency	703	3.344	4.048	3.970	2%
Gross Debt	**2.560**	**4.950**	**7.510**	**7.187**	**5%**
Cash Investments					
Local Currency	1.699	66	1.765	1.059	67%
Foreing Currency	2.135	105	2.240	2.493	(10%)
Total Cash Investments	**3.834**	**171**	**4.005**	**3.552**	**13%**
Net Accounting Debt	**(1.274)**	**4.779**	**3.504**	**3.634**	**(4%)**
Exchange Rate Exposure - US$ Million			**(91)**	**85**	**-**

Investments

2Q11 : R$240.7 million
42% higher than 2Q10



Optimization
26.3%
New Projects
27.6%
Intangible
6.4%
Productivity
39.7%

Breeder stocks R$103.9 million

Market Performance



Miss Daisy
Miss Daisy
Becel
pro·activ
Sadia
Light
Naturis
Soja
Chicken Nuggets
Traditional
Cotochés

Volumes x Prices (2Q11/2Q10)

Domestic Market

Meat



24.8%
7.8%
15.8%
Net Sales
Vol.
Price/mix

Dairy



13.0%
0.3%
12.7%
Net Sales
Vol.
Price/mix

Export Market



9.3%
-4.2%
25.0%
-11%
Net Sales
Vol.
Price/mix
FX

Net Sales Breakdown –1H 2011


By Product
Others
2.3%
Milk*
7.1%
Dairy Products
3.2%
Poultry
32.6%
Other Processed
8.2%
Processed
Products
36.5%
Pork / Beef
10.0%


By Market
Domestic
market
59.2%
Exports
40.8%

*Includes UHT, pasteurized and powered milk

Exports by Region



1H11
Other Countries
18.2%
Middle East
31.8%
Eurasia
9.9%
Europe
17.5%
Far East
22.5%



1H10
Other Countries
16.3%
Middle East
31.1%
Eurasia
11.3%
Europe
19.4%
Far East
21.9%

World Meat Trade

Million tons



CAGR
2000-2011
25,000
20,000
15,000
10,000
5,000
-
CAGR:4.6%
14,274
23,513
9,453
5.5%
6,313
6.7%
7,747
2.5%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011**
Beef
Pork
Poultry

* Preliminary
** Forecast

Source: USDA - Apr/11

World Poultry Panorama

Million tons

PRODUCERS


19.3
19.0
13.4
12.8
13.2
12.6
11.0
10.9
2.9
2.8
2.7
2.7
20.9
20.2
USA
Brazil
China
EU - 27
Mexico
India
Other

EXPORTERS


3.48
3.35
3.32
3.22
1.10
1.05
0.48
0.43
0.44
0.38
0.25
0.21
0.55
0.55
Brazil
USA
EU - 27
Thailand
China
Argentina
Other

CONSUMERS


16.2
15.7
13.0
12.5
10.7
10.6
10.0
9.5
3.6
3.5
2.9
3.0
25.8
25.2
USA
China
EU - 27
Brazil
Mexico
Russia
Other

IMPORTERS


0.82
0.79
0.79
0.79
0.73
0.69
0.72
0.68
0.64
0.39
0.33
0.30
4.56
4.46
Japan
EU - 27
Mexico
Saudi Arabia
Russia
Hong Kong
Other

2011 Forecast (increase) 2011 Forecast (decrease) 2010 Preliminary

Source: USDA - Apr/11

World Pork Panorama

Million tons

PRODUCERS


52.5
51.1
23.0
22.9
10.3
10.2
3.3
3.2
1.9
1.9
1.9
1.9
12.0
11.8
China
EU - 27
USA
Brazil
Russia
Vietnam
Other

EXPORTERS


2.1
1.9
1.76
1.75
1.18
1.16
0.63
0.62
0.33
0.28
0.14
0.13
0.16
0.15
USA
EU - 27
Canada
Brazil
China
Chile
Other

CONSUMERS


52.6
51.1
21.3
21.2
8.7
8.5
2.77
2.76
2.65
2.58
2.50
2.49
14.2
14.1
China
EU - 27
USA
Russia
Brazil
Japan
Other

IMPORTERS


1.21
1.20
0.86
0.85
0.70
0.69
0.60
0.38
0.41
0.39
0.41
0.36
1.97
1.89
Japan
Russia
Mexico
South Korea
USA
China
Other

2011 Forecast (increase) 2011 Forecast (decrease) 2010 Preliminary

Source: USDA - Apr/11

Brazilian Exports


Thousand tons
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011**
630
3,475
1,600
Pork
Poultry
Beef
11%
24%
Aggregate Brazilian Market Share

* Preliminary
** Forecast

Source: USDA - Apr/11

Performance in Capital Markets


Dobon
PETISCOS
Naturis
Chicken Nuggets
Sadia
MORTADELA
Ouro
PERDIX
Pense Light
Elegê
Leite em Pó

Shareholder's Composition


Treasury Shares 0.2%
Sabiá 0.7%
Sistel 1.5%
Valia 3.0%
Tarpon 8.0%
ADRs (NYSE) 11.4%
Petros 10.1%
Previ 12.8%
Foreing Investors 25.2%
Domestic Investors 27.1%

As of: **06.30.2011**

Number of common shares: **872,473,246**

Capital Stock: **R$ 12.6 billion**

Monthly Traded Volume

YTD (1H11)

US$ 76.7 million /day (64% Higher than 1H10)



Volume (US$ million)
3,000
2,500
2,000
1,500
1,000
500
0
140
130
120
110
100
90
Price (base line = Aug-10)
132
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11
Aug-11
BRFS3
BRFS
Price BRFS3

Market Cap as of 08.31.2011: R$27.2 billion

Middle East



Elegê
SABOR CHOCOLATE
ESPONJA
Sadia
HOT POCKET
CHESTER
batavo
PERDIGÃO

Middle East

- ✓ Middle East: represents 31.8% of BRF's exports
- ✓ BRF has more than 25% of sales volume in United Arab Emirates, Kuwait, Watari, Oman and Bahrain
- ✓ BRF brands with a strong recognition in the region and elected as preferred in various countries
- ✓ Sadia is the most recollected brand in these countries with recall of 40%

Middle East


Saudi Arabia
UAE

- Commercial Offices
- Own Distribution
- Top of Mind in the region

Location


Syria
Lebanon
West Bank
Gaza Strip
Jordan
Iraq
Iran
Kuwait
Egypt
Saudi Arabia
Bahrain
Dubai
UAE
Oman
Yemen

Greenfield Project – United Arab Emirates

Capacity of 80,000 tons (gradually achieved)


BRF

Start of Production: end of 2012

Investment of US$ 120 million

Breaded products, hamburgers, pizzas, cold cuts and marinated

Rationale

- ✓ Consolidate leadership position in the Middle East
- ✓ Strengthen BRF brands with local production of processed foods
- ✓ Provide flexibility and agility in serving consumers
- ✓ Access to other markets
- ✓ Increase penetration of food service

Middle East Campaign


Sadia
Rebozados de pollo


Sadia
Vuelta a clases
con Sadia


رمضان كريم


رمضان كريم
Ramadan Kareem
متعة الطعام الطيب
The Joy Of Good Food
مجانا
صينية للفرن
FREE
Baking Tray

دبي العطاء
Dubai Cares

Europe - Campaign



No chicken to waste!
Perfect Portions of Pure Chicken Breast
Snacks - Chunks
Starters - Goujons
Main Course - Fillets
Breaded Chunks
Battered Chunks
Breaded Tikka Poppadom Chunks
Southern Fried Chicken Goujons
Tex Mex Chicken Goujons
Breaded Chicken Goujons
Battered Chicken Fillets
Breaded Chicken Fillets
Southern Fried Chicken Fillets

Sponsor of CBJ

BRF





AGORA A FAMÍLIA DO JUDÔ TEM MAIS UM INTEGRANTE: SADIA, A NOVA PATROCINADORA MASTER DA CONFEDERAÇÃO BRASILEIRA DE JUDÔ.

Sadia
PATROCINADORA MASTER DO JUDÔ BRASILEIRO

CBJ

Launches and Campaigns


Experimente!
Novos Queijos Prato e Mussarela Sadia.
AGORA QUEIJO SE PEDE PELA MARCA.
Seu sanduíche Sadia, do presunto ao queijo.
S É MAIS GOSTOSA.
Sadia
Queijo Prato
Queijo Mussarela
PERDIGÃO
RIO
PROMOÇÃO
MEU MENU É DE CINEMA
O dia a dia cansa sua beleza.
Naturis cuida.
Naturis

New Institutional Campaign



We invest more in the development of healthy foods than in marketing. It´s like they say: the best advertising is by word of mouth.





The logic is simple: when we gain market outside, more professionals gain market inside the company.

An athlete needs a healthy, balanced diet. But we believe that we can go further.

Do you know why 59 out of our 60 plants are in upstate cities? Because Brazilian development begins in the countryside.



New Institutonal Campaign

When we feed each Brazilian's dream, we feed the entire country's dream.


Sadia
PERDIGÃO
Qualy
Cremosa
Presunto
Cozido
Sadia
OURO
PERDIGÃO
batavo
morango
e graviola
Sadia
Mussa
Elegê
Leite UHT
batavo
Naturis
Soja

Value Generation- 2010



17,5
15,0
12,5
10,0
7,5
5,0
2,5
EV/Ebitda 2010 (x)
0,0%
5,0%
10,0%
15,0%
20,0%
Ebitda Mg 2010
BRF
kraft foods
Kellogg's
Nestlé
Dean
MARFRIG GROUP
Sadia
Hormel
MINERVA
Smithfield
Sanderson Farms
Tyson
Commodity
Branding

*Bubble size: Market Cap (US$ Bi)

Source: Bloomberg